FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 26, 2014
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces third quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 26, 2014

Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 26, 2014 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2014.

Revenues from fixed income real estate totaled $3.5 million for the quarter ended September 30, 2014, compared to revenues of $3.4 million for the third quarter of 2013.

Net Income attributable to Optibase Ltd. shareholders for the quarter ended September 30, 2014 was $209,000 or $0.04 per basic and diluted share, compared to a net income of $328,000 or $0.09 per basic and diluted share for the third quarter of 2013.

For the nine months ended September 30, 2014, net income was $582,000 or $0.11 per basic and diluted share, compared to a net income of $1.2 million or $0.32 per basic and diluted share for the nine months ended September 30, 2013.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares and 3.8 million basic and diluted shares, respectively.

As of September 30, 2014, we had cash, cash equivalents, restricted cash and other financial investments, net, of $18.3 million, and a total shareholders' equity of $75.6 million, compared with $18.2 million, and $70.2 million, respectively, as of September 30, 2013.

On October 20, 2014, we announced the successful closing of a transaction to sell eleven (11) luxury condominium units located in the Flamingo-South Beach One Condominium in Miami Beach, Florida (the “Flamingo”), for an aggregated gross price of $6.4 million (the “Transaction”). The Company expects to record a net gain of approximately $2.8 million resulting from the Transaction. For further details on the Transaction, see the Company’s report on Form 6-K as filed with the Securities and Exchange Commission on October 20, 2014.

In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. We have elected to adopt this standard early, effective July 1, 2014, as such, the Flamingo units are included in our third quarter consolidated financial statements as property held for sale.

Amir Philips, Chief Executive Officer of Optibase commented on the third quarter results; "We are pleased with this quarter and year to date results as we continue showing stability in our operating results. Furthermore, the recent sale of the Flamingo units provides evidence of our ability to produce accretive returns on our investments”.

OPTIBASE REPORTS/2

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2014

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	10,613	10,248	3,476	3,409
Cost and expenses:
Cost of real estate operation	2,169	1,583	775	518
Real estate depreciation and amortization	2,954	2,434	940	837
General and administrative	1,655	1,156	426	372
Total cost and expenses	6,778	5,173	2,141	1,727
Operating income	3,835	5,075	1,335	1,682

Equity share in (losses) earnings of associates, net	(127)	(76)	(52)	(31)
Other Income	299	288	95	95
Financial expenses, net	(825)	(999)	(260)	(653)

Income before taxes on income	3,182	4,288	1,118	1,093
Taxes on income	(1,084)	(1,390)	(383)	(346)

Net income	2,098	2,898	735	747

Net income attributable to non-controlling interests	1,516	1,672	526	419
Net income attributable to Optibase LTD	582	1,226	209	328

Net income per share :
Basic and Diluted	$0.11	$0.32	$0.04	$0.09

Number of shares used in computing earnings per share
Basic	5,126	3,822	5,127	3,822
Diluted	5,132	3,825	5,133	3,827

Amounts in thousands

OPTIBASE REPORTS/4
Condensed Consolidated Balance Sheets

	September 30, 2014	December 31, 2013
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	18,313	18,811
Restricted cash	-	144
Trade receivables	417	279
Other accounts receivables and prepaid expenses	385	138
Properties held for sale	3,565	-
Total assets attributed to discontinued operations	-	675
Total current assets	22,680	20,047

Long term deposit	61	61
Investments in companies and associates	7,612	7,738
Long term investments	7,673	7,799

Real Estate Property, net	192,934	209,761
Other assets, net	714	1,141
Total property equipment and other assets	193,648	210,902

Total assets	224,001	238,748

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,505	2,669
Accounts payable and accrued expenses	5,495	5,131
Other short term liabilities	799	-
Total liabilities attributed to discontinued operations	2,153	2,135
Total current liabilities	10,952	9,935

Long term liabilities:
Deferred tax liabilities	15,035	15,815
Land lease liability, net	6,838	7,374
Other long term liabilities	-	1,628
Long term loans, net of current maturities	115,481	125,072
Total long term liabilities	137,354	149,889

Total shareholders’ equity of Optibase Ltd	55,808	57,063
Non-controlling interests	19,887	21,861
Total shareholders' equity	75,695	78,924

Total liabilities and shareholders’ equity	224,001	238,748

Amounts in thousands